EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(in thousands, except ratios)

Nine Months Ended September 30, 2009
Loss from continuing operations, less preferred distributions	$(346,183)
Preferred distributions	55,089
Interest expense	161,746

Earnings before fixed charges	$(129,348)

Interest expense	$161,746
Interest costs capitalized	21,023

Total fixed charges	$182,769

Preferred distributions	55,089

Total fixed charges and preferred distributions	$237,858

Ratio of earnings to fixed charges (1)	N/A

Ratio of earnings to combined fixed charges and preferred distributions (2)	N/A

(1)	N/A – The ratio is less than 1.0; deficit of $312.1 million exists for the nine months ended September 30, 2009. The calculation of earnings includes $254.3 million of non-cash depreciation expense and $302.6 million of impairment.
(2)	N/A – The ratio is less than 1.0; deficit of $367.2 million exists for the nine months ended September 30, 2009. The calculation of earnings includes $254.3 million of non-cash depreciation expense and $302.6 million of impairment.